Exhibit 99.1
China Hydroelectric Corporation Executes Definitive Agreements to Acquire Additional Hydroelectric Power Projects in Yunnan Province
Company previously had announced the signing of a memorandum of understanding to acquire a group of hydroelectric projects called the “Minrui Projects.”
NEW YORK, May 12 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that it has signed definitive agreements to acquire a portion of the previously announced Minrui projects in Yunnan province of the PRC. The Company had previously announced the execution of a memorandum of understanding to acquire 100% of the Minrui group of projects, which included 4 operating hydroelectric projects aggregating 66 MW, 3 projects under construction aggregating 125 MW, and the development rights to 9 projects aggregating 341 MW. The executed definitive agreements include three of these Minrui operating hydroelectric projects, totaling 55.5 MW.
The new definitive agreements provide for the Company to acquire the three operating hydroelectric projects for a purchase price of US $60.8 million (RMB 415.3 million). This acquisition, which is expected to be consummated shortly, is expected to be financed through cash on hand and bank financing expected to be provided under the terms of the Company’s previously announced Loan Framework Agreement with the Bank of China’s Fujian Branch. This acquisition is subject to customary closing conditions, including obtaining governmental approvals. The Company continues to work towards the consummation of this acquisition and its previously announced pending acquisition of the 44 MW Xiaopengzu Project, also in Yunnan province, as well as on finalizing acquisitions of additional projects for which the Company has entered into memorandum of understanding.
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power plants in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns thirteen operating hydropower projects (consisting of 16 operating stations) in China with total installed capacity of 396 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.
For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com .
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-

looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
China Hydroelectric Corporation
Mary Fellows, EVP and Secretary
Phone: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
Investor Relations:
HC International, Inc.
Scott Powell
Phone: +1-917-721-9480
Email: scott.powell@hcinternational.net